

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Room 3233

May 15, 2017

<u>Via E-mail</u>
Robert C. Lieber
Chief Executive Officer
Resource Capital Corp.
712 Fifth Avenue, 12th Floor
New York, New York 10019

> **Re: Resource Capital Corp.**
> **Registration Statement on Form S-3**
> **Filed May 5, 2017**
> **File No. 333-217733**

Dear Mr. Lieber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities